Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports Third Quarter 2014 Results

Tel Aviv, Israel, November 13, 2014 - Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the third quarter ended September 30, 2014.

Net loss for the third quarter was $254,000, or $0.03 per diluted share. Results for the third quarter included financial expense of approximately $122,000 that resulted from the valuation of Tikcro's holdings in BioCancell Ltd., a clinical stage cancer drug company. Excluding this non-cash financial expense, net loss for the third quarter was $132,000 or $0.01 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	September 30, 2014	December 31, 2013
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$8,915	$9,120
Other receivables	3	14
Investment in BioCancell	258	397
Total current assets	9,176	9,531

Total assets	$9,176	$9,531

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$147	$128

Shareholders' equity	9,029	9,403

Total liabilities and shareholders' equity	$9,176	$9,531

Tikcro Technologies Ltd.
Statement of Operations
(US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30
	2014	2013	2014	2013

Research and development expenses	$50	$5	$72	$23

General and administrative expenses, net	$82	$199	$247	$425

Total operating expenses	132	204	319	448

Operating loss	(132)	(204)	(319)	(448)

Financial income (expenses), net	(122)	590	(69)	892

Net Gain (loss)	$(254)	$386	$(388)	$444

Basic and diluted net gain (loss) per share	$(0.03)	$0.04	$(0.04)	$0.05

Weighted average number of shares used computing basic and diluted gain/(loss) per share	8,837	8,776	8,824	8,734